Exhibit 99.48

GREENBROOK TMS ANNOUNCES RESULTS OF VOTING AT

ANNUAL MEETING OF SHAREHOLDERS

June 29, 2020 – Toronto, ON – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today the results of voting at its annual meeting of shareholders held earlier today (the “Meeting”). Each of the matters voted upon at the Meeting as set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Information Circular of Greenbrook dated May 19, 2020.

The total number of common shares represented by holders by proxy at the Meeting was 20,536,883, representing approximately 30.42% of Greenbrook’s outstanding common shares entitled to be voted.

Election of Directors

All of the nominees listed in the Management Information Circular of Greenbrook prepared in connection with the Meeting were elected as directors by a resolution passed by a majority of the shareholders represented by proxy at the Meeting, to hold office until the next annual meeting following their election or until their successors are elected or appointed, without a ballot being conducted. The following represents the proxies received with regard to such matter:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Brian P. Burke	19,157,451	99.98%	3,000	0.02%
Colleen Campbell	19,160,451	100.00%	0	0.00%
Sasha Cucuz	19,157,451	99.98%	3,000	0.02%
Adrienne Graves, Ph.D.	19,157,451	99.98%	3,000	0.02%
Bill Leonard	19,157,451	99.98%	3,000	0.02%
Adele C. Oliva	19,160,451	100.00%	0	0.00%
Frank Tworecke	19,157,451	99.98%	3,000	0.02%
Elias Vamvakas	19,149,451	99.94%	11,000	0.06%

Appointment of Auditors

KPMG LLP was reappointed as auditor of Greenbrook and the directors were authorized to fix the auditor’s remuneration by a resolution passed by a majority of the shareholders represented by proxy at the Meeting, without a ballot being conducted. The following represents the proxies received with regard to such matter:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
20,533,883	99.99%	3,000	0.01%

About Greenbrook TMS Inc.

Operating through 124 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 420,000 TMS treatments to over 11,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867